Exhibit 99.2

CAN-FITE BIOPHARMA LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

UNAUDITED

IN U.S. DOLLARS

- - - - - - - - - - -

CAN-FITE BIOPHARMA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

	June 30,	December 31,
	2023	2022
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$3,458	$2,978
Short term deposits	6,147	5,001
Prepaid expenses and other current assets	1,293	1,170
Short-term investment	11	8

Total current assets	10,909	9,157

NON-CURRENT ASSETS:

Operating lease right of use assets	87	84
Property, plant and equipment, net	36	42

Total non-current assets	123	126

Total assets	$11,032	$9,283

The accompanying notes are an integral part of the Condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

	June 30,	December 31,
	2023	2022

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Trade payables	$810	$896
Current maturity of operating lease liability	44	48
Deferred revenues	783	783
Other accounts payable	596	775

Total current liabilities	2,233	2,502

NON-CURRENT LIABILITIES:

Long - term operating lease liability	22	14
Deferred revenues	1,903	2,295

Total long-term liabilities	1,925	2,309

CONTIGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ EQUITY:

Ordinary shares of no-par value - Authorized: 5,000,000,000 shares at June 30, 2023 and December 31, 2022; Issued and outstanding: 1,224,837,393 and 815,746,293 shares as of June 30, 2023 and December 31, 2022	-	-
Additional paid-in capital	160,814	154,192
Accumulated other comprehensive income	1,127	1,127
Accumulated deficit	(155,067)	(150,847)

Total equity	6,874	4,472

Total liabilities and shareholders’ equity	$11,032	$9,283

The accompanying notes are an integral part of the Condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

	Six months ended June 30,
	2023	2022

Revenues	$392	$409

Research and development expenses	(3,417)	(3,273)
General and administrative expenses	(1,471)	(1,576)

Operating loss	(4,496)	(4,440)

Total financial income (expense), net	276	(185)

Net loss	(4,220)	(4,625)

Basic and diluted net loss per share	(0.00)	(0.00)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	1,202,110,110	815,746,293

The accompanying notes are an integral part of the Condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total
	Number	Amount	capital	income	deficit	equity

Balance as of January 1, 2023	815,746,293	-	$154,192	$1,127	$(150,847)	$4,472

Net loss	-	-	-	-	(4,220)	(4,220)

Issuance of ordinary shares and warrants, net of issuance costs of $973	90,000,000	-	6,526	-	-	6,526

Issuance of ordinary shares due to exercise of warrants	319,091,100	-	1	-	-	1

Share-based compensation	-	-	95	-	-	95

Balance as of June 30, 2023	1,224,837,393	$-	$160,814	$1,127	$(155,067)	$6,874

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total
	Number	Amount	capital	income	deficit	equity

Balance as of January 1, 2022	815,746,293	$60,654	$93,275	$1,127	$(140,674)	$14,382

Net loss	-	-	-	-	(4,625)	(4,625)

Share-based compensation	-	-	135	-	-	135

Balance as of June 30, 2022	815,746,293	$60,654	$93,410	$1,127	$(145,299)	$9,892

The accompanying notes are an integral part of the Condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

	Six months ended June 30,
	2023	2022

Cash flows from operating activities:

Net loss	$(4,220)	$(4,625)

Adjustments required to reconcile net loss to net cash used in operating activities:

Depreciation of property, plant and equipment	8	6
Reduction in the carrying amount of operating lease right of use asset	28	27
Share-based compensation	95	135
Changes in fair value of short-term investment	(3)	198
Financial expenses (income), net	(146)	92
Change in prepaid expenses, and other current assets	(123)	(894)
Decrease in operating lease liability	(27)	(37)
Decrease in trade payables	(86)	(130)
Decrease in deferred revenues	(392)	(409)
Decrease in other accounts payable	(179)	(441)

Net cash used in operating activities	$(5,045)	$(6,078)

The accompanying notes are an integral part of the Condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

	Six months ended June 30,
	2023	2022

Cash flows from investing activities:
Purchase of property, plant and equipment	(2)	(5)
Maturity of short-term deposits	5,000	17,997
Investment in short-term deposits	(6,000)	(14,500)

Net cash provided by (used in) investing activities	$(1,002)	$3,492

Cash flows from financing activities:

Proceeds from issuance of ordinary shares and warrants, net of issuance costs	6,526	-
Proceeds from issuance of ordinary share due to exercise of warrants	1	-

Net cash provided by financing activities	$6,527	$-

Exchange differences on balances of cash and cash equivalents	* )	(92)

Increase (decrease) in cash and cash equivalents	480	(2,678)
Cash and cash equivalents at the beginning of the period	2,978	4,390

Cash and cash equivalents at the end of the period	$3,458	$1,712

Supplemental disclosures of noncash investing and financing activities:

Lease liabilities arising from obtaining right-of-use-assets	$32	-

*)	Represent an amount lower than 1 thousands.

The accompanying notes are an integral part of the Condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 1:-	GENERAL

a.

Can-Fite Biopharma Ltd. (the “Company”) was incorporated and started to operate in September 1994 as a private Israeli company. Can-Fite is a clinical-stage biopharmaceutical company focused on developing orally bioavailable small molecule therapeutic products for the treatment of psoriasis, liver cancer, SLD and erectile dysfunction. Its platform technology utilizes the Gi protein associated A3AR as a therapeutic target. A3AR is highly expressed in patholological body cells such as inflammatory and cancer cells, and has a low expression in normal cells, suggesting that the receptor could be a specific target for pharmacological intervention. The Company’s pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators at the A3AR.

The Company’s ordinary shares have been publicly traded on the Tel-Aviv Stock Exchange since October 2005 under the symbol “CFBI” and the Company’s American Depositary Shares (“ADSs”) began public trading on the over the counter market in the U.S. in October 2012 and since November 2013 the Company’s ADSs have been publicly traded on the NYSE American under the symbol “CANF”. Each ADS represents 300 ordinary shares of the Company.

b.

During the six months ended June 30, 2023, the Company incurred net losses of USD 4,220 and it had negative cash flows from operating activities in the amount of USD 5,045.

Furthermore, the Company intends to continue to finance its operating activities by raising capital and seeking collaborations with multinational companies in the industry. There are no assurances that the Company will be successful in obtaining an adequate level of financing needed for its long-term research and development activities.

If the Company will not have sufficient liquidity resources, the Company may not be able to continue the development of all of its products or may be required to implement a cost reduction and may be required to delay part of its development programs. The Company’s management and board of directors are of the opinion that its current financial resources will be sufficient to continue the development of the Company’s products for at least the next twelve months beyond the date of the filing date of the consolidated financial statements.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies that have been applied in the preparation of the unaudited consolidated Condensed financial statements are identical to those that were applied in preparation of the Company’s most recent annual financial statements for the year ended December 31, 2022 included in the Annual Report on Form 20-F.

NOTE 3:-	UNAUDITED CONDENSED FINANCIAL STATEMENTS

These unaudited condensed consolidated financial statements have been prepared as of June 30, 2023 and for the six months period then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted. These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2022 that are included in the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 30, 2023 (the “Annual Report on Form 20-F”). The results of operations presented are not necessarily indicative of the results to be expected for the year ending December 31, 2023.

CAN-FITE BIOPHARMA LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 4:-	DEFERRED REVENUES

Contract liabilities include amounts received from customers for which revenue has not yet been recognized. Contract liabilities amounted to $2,686 and $3,078 as of June 30, 2023 and December 31, 2022, respectively and are presented under deferred revenues. During the six-month period ended June 30, 2023, the Company recognized revenues in the amount of $392 which have been included in the contract liabilities at December 31, 2022.

NOTE 5:-	FAIR VALUE MEASUREMENTS

In accordance with ASC 820 “Fair Value Measurements and Disclosures”, the Company measures its short-term investment at fair value. Short-term investments are classified within Level 1 as the valuation inputs are valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. The company’s short-term investment consists of an equity investment in a publicly traded company.

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates: instruments as of the following dates:

	June 30, 2023
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Short-term equity investment	$11	$11	$-	$-

	December 31, 2022
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Short-term equity investment	$8	$8	$-	$-

NOTE 6:-	EARNING PER SHARE

Basic and diluted net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each period. Diluted net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential in accordance with ASC 260, “Earnings per Share”.

CAN-FITE BIOPHARMA LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 6:-	EARNING PER SHARE (Cont.)

The following table sets forth the computation of basic and diluted net loss per share for the periods presented:

	Six month ended June 30,
	2023	2022

Numerator:
Net loss applicable to shareholders of ordinary shares	$(4,220)	$(4,625)

Denominator:
Weighted average shares used in computing basic and diluted net loss per share	1,202,110,110	815,746,293
Net loss per share of ordinary share, basic and diluted	$(0.00)	$(0.00)

All outstanding share options and warrants for the period ended June 30, 2023 and 2022 have been excluded from the calculation of the diluted net loss per share, because all such securities are anti-dilutive for all periods presented.

The potential shares of ordinary shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Six month ended June 30, 2023	Six month ended June 30, 2022

Options	42,477,000	19,256,200

Warrants	1,222,016,340	377,947,640

Total	1,264,493,340	397,203,840

CAN-FITE BIOPHARMA LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 7:-	SHAREHOLDERS EQUITY

1.

On January 11, 2023, the Company entered into a securities purchase agreement (the “RD Purchase Agreement”), pursuant to which the Company agreed to sell and issue in a registered direct offering (the “Registered Direct Offering”) an aggregate of 90,000,000 ordinary shares for a purchase price of $0.018 per share (the “RD Shares”) and pre-funded warrants to purchase up to 210,000,000 of the Company’s ordinary shares at a purchase price of $0.018 per share and at an immaterial exercise price (the “Pre-funded Warrants”), and, unregistered Series A warrants to purchase up to 300,000,000 ordinary shares for an exercise price of $0.02 per shares (the “Series A Warrants”), and unregistered Series B warrants to purchase up to 300,000,000 ordinary shares for exercise price of $0.018 per share (the “Series B Warrants”).

In addition, the Company entered into a securities purchase agreement (the “PIPE Purchase Agreement,” and together with the RD Purchase Agreement, the “Purchase Agreements”) pursuant to which the Company agreed to sell and issue in a concurrent private placement (the “PIPE Offering,” and together with the Registered Direct Offering, the “Offerings”) unregistered Pre-funded Warrants to purchase up to 109,091,100 of the Company’ ordinary shares at purchase price of $0.018 per share and additional immaterial exercise price per share, unregistered Series A Warrants to purchase up to 109,091,100 of the Company’s ordinary shares for an exercise price of $0.02 per share and unregistered Series B Warrants to purchase up to 109,091,100 of the Company’s ordinary shares for an exercise price of $0.018 per share.

Moreover, the Company has also issued a placement agent warrants (the “Placement Agent Warrants”) on substantially the same terms as the Series A Warrants to purchase up to 28,636,500 of the Company’s ordinary shares for an exercise price of $0.022 per share.

As part of the aforementioned Offerings, the Company paid an aggregate amount of $973 issuance costs.

The Company received total consideration of $6,526 net of issuance costs from the above mentioned issuance of shares, prefunded warrants and Series A and B warrants.

The Company accounted for the aforementioned warrants as freestanding instrument classified at part of the Company’s permanent equity in accordance with ASC-480 and ASC-815.

2.	The Company amended certain warrants to purchase up to an aggregate of 180,000,000 ordinary shares that were issued in December 2021 to the investor in this offering and private placement by reducing the exercise prices from $0.067 per share to $0.018 per share.

The Company accounted for the reduced in the warrants exercise price as issuance costs to be recorded in the Company’s additional paid in capital in accordance with ASC-815.

3.	During the six months ended June 30, 2023, certain investors exercised pre-funded warrants and purchased 319,091,100 of the Company’s ordinary shares for an exercise price at an immaterial amount.

On May 1, 2023, the Company’s board of directors approved a grant of 15,500,000 unlisted options exercisable into 15,500,000 of the Company’s ordinary shares to the Company’s employees for an exercise price of NIS 0.026 per share and 40,000,000 unlisted options exercisable into 40,000,000 of the Company’s ordinary shares to the Company’s directors and chairman of the board of directors (subject to shareholders’ approval which was obtained on August 7, 2023, subsequent to balance sheet date) for an exercise price of NIS 0.026 per share.

The options will vest on a quarterly basis for a period of 4 years from the date of grant.

CAN-FITE BIOPHARMA LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 7:-	SHAREHOLDERS EQUITY (Cont.)

In addition, the Company’s board of directors has also approved the increase of the options pool reserved under the Plan for issuance of ordinary share by 50,000,000 additional options to a total of 85,000,000. As of June 30, 2023, 42,523,000 options are available for a future grant.

The following table lists the number of share options and their weighted average exercise prices in option plans of employees, directors and consultants for the six months period ended June 30, 2023 and related information:

	Number of options	Weighted average exercise price	Weighted average remaining contractual terms (in years)	Aggregate intrinsic value

Outstanding at December 31, 2022	27,002,200	0.13	7.14	-
Grants	15,500,000	0.01	-	-
Forfeited/expired	(25,200)	4.05	-	-

Outstanding at June 30, 2023	42,477,000	0.08	7.83	-

Vested and expected to vest at June 30, 2023	42,477,000	0.08	7.83	-

Exercisable at June 30, 2023	14,217,625	0.17	6.61	-